UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 Form U-3A-2

                                                              File No.:1-14161

  Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
         Provisions of the Public Utility Holding Company Act of 1935


               MARKETSPAN CORPORATION D/B/A KEYSPAN ENERGY AND
                          KEYSPAN ENERGY CORPORATION


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, each of its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, (the "Act") and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than an exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


      The claimant, MarketSpan Corporation d/b/a KeySpan Energy ("KeySpan Energy") is a New York corporation organized in 1998 and has its principal executive offices at One MetroTech Center, Brooklyn, New York 11201 and 175 East Old Country Road, Hicksville, New York 11801. KeySpan Energy is the parent company of KeySpan Energy Corporation ("KSE"), another holding company claiming exemption under the Public Utility Holding Act of 1935. Claimant 's principal business is the ownership of all the outstanding shares of common stock or other equity interests of KSE, KeySpan Gas East Corporation and KeySpan Generation, LLC.

      The claimant, KSE is a New York corporation organized in 1996 and has its principal executive offices at One MetroTech Center, Brooklyn, New York 11201. Claimant's principal business is the ownership of all the outstanding shares of common stock of The Brooklyn Union Gas Company.

      KeySpan  Energy's  principal  wholly  and   majority-owned   subsidiaries,
directly or indirectly owned, are as follows:

The Brooklyn Union Gas Company, a New York corporation ("Brooklyn Union"), distributes natural gas in the New York City boroughs of Brooklyn, Staten Island and Queens and is regulated by the Public Service Commission of the State of New York.

KeySpan Gas East Corporation, d/b/a Brooklyn Union of Long Island, a New York corporation ("Brooklyn Union of Long Island") distributes natural gas in New York State to Nassau and Suffolk counties and the Rockaway Peninsula in Queens County and is regulated by the Public Service Commission of the State of New York.

KeySpan Generation, LLC, a New York limited liability company, generates electricity for the Long Island Power Authority (LIPA) under a fifteen-year Power Supply Agreement. LIPA then sells the electricity to over one million electric customers in Nassau and Suffolk counties and the Rockaway Peninsula of Queens County.

Alberta Northeast Gas, Ltd., is a Canadian corporation that exports natural gas for delivery to utilities in the Northeast through the Iroquois Gas Transmission System.

Fritze KeySpan, LLC, a Delaware limited liability company is headquartered in Whippany, New Jersey, and designs, builds, installs and services heating, ventilating, and air-conditioning systems for commercial and residential customers in North and Central New Jersey.

Gas Energy International Consultants, Inc., a Delaware corporation provides consulting services relating to natural gas distribution and technologies to overseas governments and municipalities. Gas Energy International Consultants, Inc. is inactive, and will be dissolved.

GEI Timna, Inc., a Delaware corporation was established to develop an Israeli power project.

GEI Power Plant Management, Inc., a Delaware corporation was established to develop an Israeli power project. It is not active and will be dissolved.

GEI Development  Corp., a Delaware  corporation is the successor company to, and
holds  the   outstanding   obligations  of,  Gas  Energy  Inc.  and  Gas  Energy
Cogeneration, which were sold to Calpine Corporation in December 1997.

Gulf Midstream Services Facilities Ltd., is a corporation organized under the laws of Alberta, Canada that is engaged in the midstream business in Western Canada. It holds an interest in the Chevron Fort Saschatachewan gas processing facility, and the Rimbey Pipeline located in Western Canada.

Gulf Midstream Services Ltd., is a corporation organized under the laws of Alberta, Canada. It is the managing partner of Gulf Midstream Services Partnership and has a management agreement to operate facilities on behalf of the partnership and Gulf Midstream Services Facilities Ltd.

      Honeoye Storage Corporation, a New York corporation owns a gas storage facility in Ontario County, New York. This underground gas storage facility consists of 28 injection/withdrawal wells, 12 observation wells, 19 miles of field gathering lines, compressor units totaling 2700and 10.5 miles of transmission pipeline connecting the facilities to the Tennessee Gas Pipeline transmission system. Honeoye provides up to 48.0 Billion Cubic Feet (BCF) of storage service to New York and New England area gas distribution companies. Honeoye also maintains an 18.6% interest in Adrian Gas Storage which owns a gas storage facility in Steuben, New York. KeySpan Energy owns 28.8% of the outstanding common stock of Honeoye.

      KeySpan C.I., Ltd., a Cayman Island corporation, is a holding company for investments in Phoenix Natural Gas Limited, a natural gas distribution system, and Premier Transco Limited, a natural gas pipeline company, both in Northern Ireland.

     KeySpan C.I.II, Ltd., a Cayman Island corporation, is a holding company for investment in Grupo KeySpan S. de R.L. de C. V.

      KeySpan Corporate Services LLC, a New York limited liability company provides corporate administrative services including financial, legal and tax services to KeySpan Energy and its various subsidiaries and affiliates.

      KeySpan Crossbay, LLC, a Delaware limited liability company owns a 25% interest in the Crossbay Pipeline Company, LLC, a Delaware limited liability company that transports gas from interstate pipelines in New Jersey to New York City and Long Island.

      KeySpan Electric Services LLC, a New York limited liability company provides day to day operation and maintenance services for the facilities owned by LIPA, subject to LIPA's overall direction.

      KeySpan Energy Canada, Ltd., a Canadian corporation was formed to participate in the expansion of a natural gas liquids extraction plant in Canada.

      KeySpan Energy Development Corporation, a Delaware corporation is the developmental unit of KeySpan Energy responsible for spearheading unregulated project development efforts, both domestically and internationally. It is also involved in gas distribution and cogeneration activities in selected developing gas markets in Europe and Latin America.

      KeySpan  Energy  Management,  Inc.,  a  Delaware  corporation  is based in
      Jericho, Long Island. It designs and operates energy systems of large-scale residential and commercial facilities, and provides energy-related services to clients in the New York metropolitan area.

      KeySpan Energy Marketing Group, LLC, a Delaware limited liability company, is a holding company for KeySpan Energy Management, Inc.; KeySpan Energy Solutions, LLC; KeySpan Energy Services, Inc.; and Fritze KeySpan, LLC.

      KeySpan Energy Services, Inc., a Delaware limited liability company buys and sells gas, and provides related services to individual, commercial and industrial customers in the Northeastern United States. It also sells electricity to a limited number of retail customers.

      KeySpan Energy Solutions, LLC, a Delaware limited liability company provides service and maintenance for heating equipment, water heaters, central air conditioners and gas appliances. It also offers safety products and services to gas consumers.

      KeySpan Energy Supply, LLC, a Delaware limited liability company is a strategic alliance with Enron Capital & Trade Resources Corporation. This joint venture markets gas supply management services to gas distribution companies in the Northeast.

      KeySpan Energy Trading Services, LLC, a New York limited liability company is responsible for all energy supply trading on behalf of LIPA including energy supply portfolio management, risk management and associated administration and billing. In addition, it is responsible for the purchase from third parties of additional capacity and energy on behalf of LIPA to serve its customers, and the off-system sale, on behalf of LIPA, of energy not required by LIPA to meet the needs of its system customers.

      KeySpan Engineering Associates, Inc., a New York corporation is a Professional Engineering Corporation that provides engineering services to its clients. It is a wholly owned subsidiary of KeySpan Energy Management, Inc.

      KeySpan Exploration and Production, LLC, a Delaware corporation is a gas exploration and development company which, most recently, entered into a joint venture with The Houston Exploration Company as a result of which it will jointly explore and develop 55 federal offshore leases in the Gulf of Mexico.

      KeySpan International Corporation, a Delaware corporation is involved in gas distribution and cogeneration activities in selected developing gas markets in Europe and Latin America.

      KeySpan Midstream, LLC, a Delaware limited liability company, wholly owned by KeySpan Energy Development Corporation, is the holding company for KeySpan CI Midstream Ltd.

      KeySpan CI Midstream Ltd., a Cayman Island corporation, is the holding company for Nicodama Beheer BVB, a company organized under the laws of the Netherlands. Nicodama is the holding company for Lonfine Properties Ltd., a Gibraltar corporation which holds all of the issued and outstanding shares of KeySpan Energy Development Corporation (Nova Scotia).

      KeySpan Energy Development Corporation (Nova Scotia), is an unlimited liability company incorporated under the laws of Nova Scotia. It holds a 50% interest in Gulf Midstream Facilities Ltd., and Gulf Midstream Services Ltd. It also holds a 50% interest in Gulf Midstream Services Partnership, a general partnership registered under the laws of Alberta, Canada that focuses on the midstream business in Western Canada and holds interests in several pipelines, gas gathering and processing facilities. The partnership is also engaged in natural gas and gas products marketing.

      KeySpan  Natural Fuels,  LLC, a Delaware  limited  liability  company owns
      Section 29 oil and gas properties in West Virginia, operated by The Houston Exploration Company.

     KeySpan North East Ventures, Inc. a Delaware corporation is the parent holding company for Northeast Gas Markets, LLC.

      KeySpan - Ravenswood, Inc., a New York corporation, was formed to acquire the 2,168 megawatt Ravenswood electric generating facility located in Queens, New York, currently owned by Consolidated Edison company of New York, Inc. The acquisition of this facility is expected to occur within the next several months. Following such acquisition, it is expected that KeySpan-Ravenswood will be an exempt wholesale generator as defined in
      Section 32 of the Act.

      KeySpan Utility Services, LLC, a New York limited liability company provides gas and electric transmission and distribution system planning, marketing, gas supply planning and procurement, research, and meter repair operations and corporate administrative services to regulated subsidiaries of KeySpan Energy and to subsidiaries of KeySpan Energy which provide services to LIPA.

      LILCO Energy Systems, Inc., a New York corporation has a 1% equity interest in the Iroquois Gas Transmission System, L.P., a FERC regulated general partnership engaged in the operation of the Iroquois Pipeline which transports natural gas from Canada to the Northeast United States.

      MarketSpan Finance Corporation is a Vermont corporation, and a wholly owned subsidiary of KeySpan Energy. This company is inactive.

      Marquez Development Corp., a New York corporation owns a non-active uranium mill and mine in New Mexico.

      North East Transmission Co., Inc., a Delaware corporation has a 18.4% equity interest in Iroquois Transmissions System, L.P., a FERC regulated general partnership engaged in the operation of the Iroquois Pipeline which transports natural gas from Canada to the Northeast United States.

      Northeast Gas Markets, LLC, a Delaware limited liability company provides natural gas procurement, management and marketing services, project development support, and consulting services to clients in the Northeastern United States.

     R.D. Mortman, LLC, a New York limited liability company provides oil burner/boiler service and installations.

      Seneca-Upshur Petroleum, is a subsidiary of The Houston Exploration Company which owns oil and gas properties in West Virginia.

      The Houston Exploration Company, a Delaware corporation is engaged in the exploration, development and acquisition of domestic natural gas and oil properties. The company has offshore properties in the Gulf of Mexico, and onshore properties in South Texas, The Arkoma Basin, East Texas and West Virginia. The claimant owns approximately 64% of the outstanding stock of The Houston Exploration Company, which stock is traded on the New York Stock Exchange under the symbol THX.

      THEC Holdings Corp., a Delaware corporation is the parent company for The Houston Exploration Company.


 2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      (a)   Description of properties of claimant:
            KSE and KeySpan Energy have no properties that are used for the generation, production, transmission and distribution of electric energy or manufactured or natural gas.

     (b) Description of properties of claimant's public utility company subsidiary: Brooklyn Union, KSE's wholly-owned subsidiary public utility company's properties consist primarily of natural gas distribution systems and related facilities and local offices serving the New York City boroughs of Brooklyn, Staten Island and Queens. As of December 31, 1998, Brooklyn Union had approximately 3,909 miles of gas main and 1,600,000 Mcf. of liquefied natural gas storage capacity. Brooklyn Union is subject to the regulations of the Public Service Commission of the State of New York.

            Brooklyn Union of Long Island, KeySpan's wholly-owned subsidiary public utility company's properties consist primarily of natural gas distribution systems and related facilities and local offices in New York State that serves Nassau and Suffolk Counties and the Rockaway peninsula in Queens County in the State of New York. As of December 31, 1998, Brooklyn Union of Long Island had approximately 6,491 miles of gas main and 600,000 Mcf. of liquefied natural gas storage capacity. Brooklyn Union of Long Island is subject to the regulations of the Public Service Commission of the State of New York.

            KeySpan Generation, LLC, KeySpan's wholly owned electric public utility company's properties consist of oil and gas-fired generating facilities located on Long Island and the delivery of power generated by these facilities to LIPA. As of December 31, 1998 the company owned and operated 53 electric generation facilities throughout Long Island. KeySpan Generation is regulated by the FERC. It is not subject to The New York State Public Service Commission (NYPSC) rate regulation because its sales of electricity are made exclusively at wholesale; however, KeySpan Generation is subject to NYPSC financial, reliability and safety regulation.



3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Claimant                           Subsidiary
            KeySpan Energy Corporati            Brooklyn Union
                  None                          154,051,000 dth
            KSE                                 Brooklyn Union of Long Island
                  None                            66,270,000 dth

                                                KeySpan Generation, LLC
                                                17,892,652,242 kwh


      (b)   Number  of  kwh.  of   electric   energy  and  Mcf.  of  natural  or
            manufactured gas distributed at retail outside the State in which each company is organized.

            KeySpan Energy Corporati            Brooklyn Union
                  None                                None

            KSE                           Brooklyn Union of Long Island
                  None                                None

                                                   KeySpan Generation, LLC
                                                      None

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the State line.

            KeySpan Energy Corporati            Brooklyn Union
                  None                          7,265,000 dth

            KSE                           Brooklyn Union of Long Island
                                                17,200,000 dth
                  None
                                              KeySpan Generation, LLC
                                                34,491,000 kwh

(d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

            KeySpan Energy Corporati            Brooklyn Union
                    None                        184,000,481 dth

            KSE                           Brooklyn Union of Long Island
                   None                         76,811,450 dth

                                                   KeySpan Generation, LLC
                                                81,202,000 kwh

     Note:The information for the gas utilities was reported in dth because it was not available in mcf.


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      Phoenix Natural Gas Limited (Phoenix) was organized in the United Kingdom and has its office at 19 Clarendon Road, Clarendon Dock, Belfast, BT13BG. Phoenix is a natural gas distribution company in Northern Ireland which has claimed foreign utility company status under Section 33(a) of the Public Utility Holding Company Act of 1935.

      Premier Transco Limited (Premier), was organized in the United Kingdom and has its office at 100 Thames Valley Park Drive, Reading, Berkshire, England. Premier transports natural gas through a 24-inch pipeline from southwest Scotland, under the Irish Sea, to Northern Ireland.

     Finsa Energetics, S. de R.L. de C.V., (FINSA) a Mexican company, has its office at Paso de la Reform Num. 300, Paso 14 Col. Juarez, Mexico City, Mexico. It claimed foreign utility company status under Section 33(a) of the Public Utility Holding Act of 1935, and is involved in the development of generation and pipeline projects in Mexico.

     Grupo KeySpan S. de R.L. de C. V., a Mexican company, has its office at Paso De Los Tamarinds No. 400A, Paso 20, Col. Basques De Las Lamas, 05120Mexico, D.F. It claimed foreign utility company status under Section 33(a) of the Public Utility Holding Act of 1935 and is the holding company for KeySpan Energy's 50% interest in FINSA.

(b) Name of each company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      The ownership structure of Phoenix and Premier are as follows: KeySpan CI, Ltd., a Cayman Island company owns 24.5% of Phoenix's voting stock and 50% of Premier's voting stock. KeySpan CI, Ltd., is an indirect wholly-owned subsidiary of both KeySpan and KSE.

      The ownership structure of Grupo and FINSA are as follows: KeySpan International Corporation owns a 100% interest in KeySpan, CI, II, Ltd., and a .1% interest in Grupo. KeySpan CI, II, Ltd., owns a 99.9% interest in Grupo. Grupo owns a 50% voting interest in FINSA.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      The total amount invested in Phoenix is $38,634,000 and the type of investment is common stock. Phoenix holds no debt for which there is recourse directly or indirectly to the holding company

      The total amount of capital invested in Premier is $61,053,000 and the type of investment is common stock. Premier holds no debt for which there is recourse directly or indirectly to the holding company.

      The equity investment in FINSA paid through Grupo is $907,000, and the debt is $1,295,000. There is no guarantee of any obligations of FINSA or Grupo, nor is there any recourse from any obligations of FINSA or Grupo.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      For the period ending December 31, 1998, Phoenix had a net loss of $3,174,000 and Premier had a net gain of $1,639,000.

      For the period ending December 31, 1998, Grupo KeySpan's share of FINSA's loss was $93,000. Grupo's only asset is its interest in FINSA.

(e) Identify any service, sales or construction contract (s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  None                          None

                                  EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following financial statements of claimant and its subsidiary companies are attached hereto as Exhibit A

Condensed Consolidating Income Statements (Unaudited) for
MarketSpan Corporation d/b/a KeySpan Energy and KeySpan
Energy  for the Nine Months Ended December 31, 1998

Condensed Consolidating Earnings Reinvested Statements
(Unaudited) for MarketSpan Corporation d/b/a KeySpan Energy
and KeySpan Energy for the Nine Months Ended December 31,
1998

Condensed Consolidating Balance Sheet (Unaudited) for
MarketSpan Corporation d/b/a KeySpan Energy and KeySpan
Energy as of December 31, 1998

        MarketSpan Corporation
        D/B/A KeySpan Energy
        Consolidating Balance Sheet
        December 31, 1998
        (In Thousands of Dollars)
                                                                            KeySpan
                                                              KeySpan        Energy     Marketspan       KeySpan
                                               Marketspan     Utility       Trading       Finance        Energy
                                              Corporation   Services LLC  Services LLC  Corporation   Services LLC
Assets

     Property
        Electric                                         0              0            0             0               0
        Gas                                              0              0            0             0               0
        Common                                           0              0            0             0               0
        Accumulated Depreciation                         0              0            0             0               0
        Gas Exploration & Production
        Accumulated Depletion

                                              -----------------------------------------------------------------------
                                                         0              0            0             0               0
                                              -----------------------------------------------------------------------

     Equity Investments and Other                2,000,846              0            0             0               0
                                              -----------------------------------------------------------------------

     Current Assets
        Cash & Temporary Investments                     0              0            0             0               0
        Customer Accounts Receivables                    0              0            0             0               0
        Accrued Revenues                                 0              0            0             0               0
        Other Accounts Receivable                4,494,988         32,381       15,922             0         356,402
        Allowence for Uncollectible Accounts             0              0                          0               0
        Special Deposits                            91,786              0            0             0               0
        Gas in Storage, at average cost                  0              0            0             0               0
        Materials and Supplies, at average cost          0              0            0             0          19,452
        Other                                        2,622          1,502          174             0           7,226

                                              -----------------------------------------------------------------------
                                                 4,589,396         33,883       16,096             0         383,080
                                              -----------------------------------------------------------------------

     Deferred Charges
        Regulatory Assets                                0              0            0             0               0
        Goodwill                                   177,357              0            0             0               0
        Other                                       17,070         20,455        2,459             0          58,430

                                              -----------------------------------------------------------------------
                                                   194,427         20,455        2,459             0          58,430
                                              -----------------------------------------------------------------------

Total Assets                                     6,784,669         54,338       18,555             0         441,510
                                              =======================================================================


         MarketSpan Corporation
         D/B/A KeySpan Energy
         Consolidating Balance Sheet
         December 31, 1998
         (In Thousands of Dollars)

                                                  KeySpan      KeySpan      KeySpan   The Brooklyn     KeySpan
                                                 Gas East     Corporate   Generation    Union Gas       Energy
                                                Corporation  Services LLC     LLC        Company     Corporation

Assets
     Property
         Electric                                          0            0   1,109,199             0              0
         Gas                                       1,304,538            0           0     1,953,188              0
         Common                                            0      345,007           0             0              0
         Accumulated Depreciation                   (232,703)    (108,417)   (626,165)     (512,753)             0
         Gas Exploration & Production                                                             0             14
         Accumulated Depletion                                                                    0              0

                                               --------------------------------------------------------------------
                                                   1,071,835      236,590     483,034     1,440,435             14
                                               --------------------------------------------------------------------

     Equity Investments and Other                      2,870          372      (3,884)      153,727      1,331,428
                                               --------------------------------------------------------------------

     Current Assets
         Cash & Temporary Investments                      0      848,723           0        41,557          6,509
         Customer Accounts Receivables                73,656            0           0        34,271              0
         Accrued Revenues                             51,972            0           0       126,557              0
         Other Accounts Receivable                   346,964    2,760,138     429,635        28,030         13,779
         Allowence for Uncollectible Accounts         (5,586)           0           0       (14,440)             0
         Special Deposits                                345       31,437           0        15,280            403
         Gas in Storage, at average cost              70,957            0           0        74,320              0
         Materials and Supplies, at average cost       7,095        3,534      33,973         9,224              0
         Other                                         1,217       12,215       4,257        12,383              0

                                               --------------------------------------------------------------------
                                                     546,620    3,656,047     467,865       327,182         20,691
                                               --------------------------------------------------------------------

     Deferred Charges
         Regulatory Assets                           155,363            0       2,300             0              0
         Goodwill                                          0            0           0             0              0
         Other                                           (78)     126,339      46,714       221,357         (7,783)

                                               --------------------------------------------------------------------
                                                     155,285      126,339      49,014       221,357         (7,783)
                                               --------------------------------------------------------------------

Total Assets                                       1,776,610    4,019,348     996,029     2,142,701      1,344,350
                                               ====================================================================


         MarketSpan Corporation
         D/B/A KeySpan Energy
         Consolidating Balance Sheet
         December 31, 1998
         (In Thousands of Dollars)
                                                                             KeySpan     KeySpan
                                                The Houston       GEI         Energy      Energy    Northeast
                                               Expoloration   Development  Development  Marketing  Transmission
                                                  Company       Company      Comapny      Group      Company

Assets
     Property
         Electric                                          0             0            0          0            0
         Gas                                               0             0            0          0
         Common                                            0             0            0          0            0
         Accumulated Depreciation                          0             0            0          0
         Gas Exploration & Production                982,951             0          261      9,450
         Accumulated Depletion                      (446,367)            0            0     (1,359)

                                               -----------------------------------------------------------------
                                                     536,584             0          261      8,091            0
                                               -----------------------------------------------------------------

     Equity Investments and Other                          0             0      296,183          0       45,424
                                               -----------------------------------------------------------------

     Current Assets
         Cash & Temporary Investments                  4,645         1,119       12,073     21,698        3,916
         Customer Accounts Receivables                     0             0            0     33,150
         Accrued Revenues                                  0             0            0          0
         Other Accounts Receivable                    19,679          (177)         237          0            0
         Allowence for Uncollectible Accounts              0             0            0          0
         Special Deposits                                  0             0            0          0
         Gas in Storage, at average cost                   0             0            0          0
         Materials and Supplies, at average cost         915             0            0          0
         Other                                         4,262             0          510     17,564            0

                                               -----------------------------------------------------------------
                                                      29,501           942       12,820     72,412        3,916
                                               -----------------------------------------------------------------

     Deferred Charges
         Regulatory Assets                                 0             0            0          0            0
         Goodwill                                          0             0            0     24,530            0
         Other                                         3,369             0       68,211      7,028            0

                                               -----------------------------------------------------------------
                                                       3,369             0       68,211     31,558            0
                                               -----------------------------------------------------------------

Total Assets                                         569,454           942      377,475    112,061       49,340
                                               =================================================================

         MarketSpan Corporation
         D/B/A KeySpan Energy
         Consolidating Balance Sheet
         December 31, 1998
         (In Thousands of Dollars)

                                                  KeySpan      KeySpan     KeySpan
                                                  Energy       Natural    Northeast  Reclassifications
                                                Supply LLC    Fuels LLC  Ventures LLC& Eliminations  Consolidated

Assets

     Property
         Electric                                          0           0           0                     1,109,199
         Gas                                               0           0           0                     3,257,726
         Common                                            0           0           0                       345,007
         Accumulated Depreciation                          0           0           0                    (1,480,038)
         Gas Exploration & Production                      0       1,360          68                       994,104
         Accumulated Depletion                             0           0          (7)                     (447,733)

                                               --------------------------------------------------------------------
                                                           0       1,360          61               0     3,778,265
                                               --------------------------------------------------------------------

     Equity Investments and Other                          0           0           0      (3,485,620)      341,346
                                               --------------------------------------------------------------------

     Current Assets
         Cash & Temporary Investments                  1,118          65       1,353                       942,776
         Customer Accounts Receivables                     0           0           0           1,230       142,307
         Accrued Revenues                                  0           0           0                       178,529
         Other Accounts Receivable                       380        (436)        187      (8,267,630)      230,479
         Allowence for Uncollectible Accounts              0           0           0                       (20,026)
         Special Deposits                                  0                       0           6,433       145,684
         Gas in Storage, at average cost                   0           0           0                       145,277
         Materials and Supplies, at average cost           0           0           0                        74,193
         Other                                             0           0           0           8,886        72,818

                                               --------------------------------------------------------------------
                                                       1,498        (371)      1,540      (8,251,081)    1,912,037
                                               --------------------------------------------------------------------

     Deferred Charges
         Regulatory Assets                                 0           0           0         121,861       279,524
         Goodwill                                          0           0           0                       201,887
         Other                                             0           0       1,780        (183,308)      382,043

                                               --------------------------------------------------------------------
                                                           0           0       1,780         (61,447)      863,454
                                               --------------------------------------------------------------------
Total Assets                                           1,498         989       3,381     (11,798,148)    6,895,102
                                               ====================================================================


Capitalization and Liabilities

     Capitalization
        Common Stock                             2,973,388          6,751        3,238             0          26,311
        Retained Earnings                          478,703         (3,985)       5,432            (5)         (4,664)
        Accumulated Foreign Currency Adjustment          0              0            0             0               0
        Treasury Stock Purchased                  (423,350)             0            0             0               0
                                              -----------------------------------------------------------------------
                                                 3,028,741          2,766        8,670            (5)         21,647
        Preferred Stock                            447,973              0            0             0               0
        Long-Term Debt                           1,069,341         10,126        4,857             0          39,466

                                              -----------------------------------------------------------------------
     Total Capitalization                        4,546,055         12,892       13,527            (5)         61,113
                                              -----------------------------------------------------------------------

     Current Liabilities
        Current Maturities of Long-Term Debt             0              0            0             0               0
        Accounts Payable and Accrued Expenses    1,846,170         43,438        9,749         5,007         391,281
        Dividends Payable                           65,827              0            0             0               0
        Taxes Accrued                               25,176             11           12        (5,000)          2,094
        Customer Deposits                                0              0                          0               0
        Interest Accrued                            10,875              0            0             0               0

                                              -----------------------------------------------------------------------
                                                 1,948,048         43,449        9,761             7         393,375
                                              -----------------------------------------------------------------------

     Deferred Credits and Other Liabilities
        Regulatory Liabilities                           0              0            0             0               0
        Deferred Fedeal Income Tax                 (58,461)        (2,754)      (4,832)           (2)        (22,949)
        Pensions, Claims & Other Reserves          287,264            751           99             0           9,959
        Other                                       61,763              0            0             0              12

                                              -----------------------------------------------------------------------
                                                   290,566         (2,003)      (4,733)           (2)        (12,978)
                                              -----------------------------------------------------------------------

     Minority Interest in Subsidiary Company
                                              -----------------------------------------------------------------------
Total Capitalization and Liabilities             6,784,669         54,338       18,555             0         441,510
                                              =======================================================================


Capitalization and Liabilities

     Capitalization
         Common Stock                                530,085      172,807     197,745       468,747        591,773
         Retained Earnings                            83,242      (42,926)      8,868       484,250        420,772
         Accumulated Foreign Currency Adjustment           0            0           0             0           (363)
         Treasury Stock Purchased                          0            0           0             0              0
                                               --------------------------------------------------------------------
                                                     613,327      129,881     206,613       952,997      1,012,182
         Preferred Stock                                   0            0           0             0              0
         Long-Term Debt                              574,259      259,206     322,637       647,191              0

                                               --------------------------------------------------------------------
     Total Capitalization                          1,187,586      389,087     529,250     1,600,188      1,012,182
                                               --------------------------------------------------------------------

     Current Liabilities
         Current Maturities of Long-Term Debt              0            0           0             0              0
         Accounts Payable and Accrued Expenses       571,675    3,622,516     448,457       107,810        331,543
         Dividends Payable                                 0            0           0             2            403
         Taxes Accrued                                 3,930           74      21,455        20,611            978
         Customer Deposits                             4,167            0           0        25,607              0
         Interest Accrued                                (28)           0           0        38,381          2,182

                                               --------------------------------------------------------------------
                                                     579,744    3,622,590     469,912       192,411        335,106
                                               --------------------------------------------------------------------

     Deferred Credits and Other Liabilities
         Regulatory Liabilities                       23,332            0           0             0              0
         Deferred Fedeal Income Tax                 (100,229)         684      (5,565)      238,769         (3,257)
         Pensions, Claims & Other Reserves            86,110        4,193       2,432        45,179            319
         Other                                            67        2,794           0        66,154              0

                                               --------------------------------------------------------------------
                                                       9,280        7,671      (3,133)      350,102         (2,938)
                                               --------------------------------------------------------------------

     Minority Interest in Subsidiary Company
                                               --------------------------------------------------------------------
Total Capitalization and Liabilities               1,776,610    4,019,348     996,029     2,142,701      1,344,350
                                               ====================================================================

                                       18

Capitalization and Liabilities

     Capitalization
         Common Stock                                231,171         9,944      297,990     84,806       32,448
         Retained Earnings                           (38,639)      (15,683)       6,057    (13,916)       7,060
         Accumulated Foreign Currency Adjustment           0             0         (589)         0            0
         Treasury Stock Purchased                          0             0            0          0            0
                                               -----------------------------------------------------------------
                                                     192,532        (5,739)     303,458     70,890       39,508
         Preferred Stock                                   0             0            0          0            0
         Long-Term Debt                              233,000             0       67,535          0            0

                                               -----------------------------------------------------------------
     Total Capitalization                            425,532        (5,739)     370,993     70,890       39,508
                                               -----------------------------------------------------------------

     Current Liabilities
         Current Maturities of Long-Term Debt              0             0            0          0
         Accounts Payable and Accrued Expenses        32,743        12,939        8,240     27,282           45
         Dividends Payable                                 0             0            0          0
         Taxes Accrued                                     0             0            0      1,584        2,594
         Customer Deposits                                 0             0            0          0
         Interest Accrued                             80,000          (581)           0     11,799            0

                                               -----------------------------------------------------------------
                                                     112,743        12,358        8,240     40,665        2,639
                                               -----------------------------------------------------------------

     Deferred Credits and Other Liabilities
         Regulatory Liabilities                            0             0            0          0            0
         Deferred Fedeal Income Tax                   31,027        (5,677)      (1,758)    (4,953)       7,193
         Pensions, Claims & Other Reserves               152             0            0      5,459            0
         Other                                             0             0            0          0            0

                                               -----------------------------------------------------------------
                                                      31,179        (5,677)      (1,758)       506        7,193
                                               -----------------------------------------------------------------

     Minority Interest in Subsidiary Company
                                               -----------------------------------------------------------------
Total Capitalization and Liabilities                 569,454           942      377,475    112,061       49,340
                                               =================================================================

Capitalization and Liabilities

     Capitalization
         Common Stock                                  1,500       1,500       1,997      (2,658,813)    2,973,388
         Retained Earnings                              (120)        594         620        (901,472)      474,188
         Accumulated Foreign Currency Adjustment           0           0           0                          (952)
         Treasury Stock Purchased                          0           0           0            (366)     (423,716)
                                               --------------------------------------------------------------------
                                                       1,380       2,094       2,617      (3,560,651)    3,022,908
         Preferred Stock                                   0           0           0                       447,973
         Long-Term Debt                                    0           0           0      (1,608,551)    1,619,067

                                               --------------------------------------------------------------------
     Total Capitalization                              1,380       2,094       2,617      (5,169,202)    5,089,948
                                               --------------------------------------------------------------------

     Current Liabilities
         Current Maturities of Long-Term Debt              0                       0         398,000       398,000
         Accounts Payable and Accrued Expenses           172         200         122      (6,940,101)      519,288
         Dividends Payable                                 0           0           0                        66,232
         Taxes Accrued                                     0         294         126          (4,197)       69,742
         Customer Deposits                                 0           0           0                        29,774
         Interest Accrued                                  0           0           0        (122,663)       19,965

                                               --------------------------------------------------------------------
                                                         172         494         248      (6,668,961)    1,103,001
                                               --------------------------------------------------------------------

     Deferred Credits and Other Liabilities
         Regulatory Liabilities                            0           0           0          29,805        53,137
         Deferred Fedeal Income Tax                      (54)     (1,599)        122           5,844        71,549
         Pensions, Claims & Other Reserves                 0           0         135          15,407       457,459
         Other                                             0           0           0         (80,333)       50,457

                                               --------------------------------------------------------------------
                                                         (54)     (1,599)        257         (29,277)      632,602
                                               --------------------------------------------------------------------

     Minority Interest in Subsidiary Company                                     259          69,292        69,551
                                               --------------------------------------------------------------------
Total Capitalization and Liabilities                   1,498         989       3,381     (11,798,148)    6,895,102
                                               ====================================================================

                                       20

    MarketSpan Corporation
    D/B/A KeySpan Energy
    Consolidating Income Statement
    Nine Months ended December 31, 1998
    (In Thousands of Dollars)
                                                                       KeySpan
                                                          KeySpan       Energy     Marketspan     KeySpan
                                          Marketspan      Utility      Trading      Finance        Energy
                                          Corporation  Services LLC  Services LLC Corporation   Services LLC
Revenues
    Gas Distribution                            79,979             0            0            0              0
    Gas Exploration & Production                     0             0            0            0              0
    Electric Service                                 0             0        3,565            0        226,372
    Electric Distribution                      330,011             0            0            0              0
    Other                                        1,493        33,152        1,414            0          1,937
                                         ---------------------------------------------------------------------
    Total Revenues                             411,483        33,152        4,979            0        228,309
                                         ---------------------------------------------------------------------
Operating Expenses
    Purchased Gas                               38,933             0            0            0              0
    Fuel and Purchased Power                    91,762             0            0            0              0
    Operations                                  94,805        37,662        4,242            7        205,889
    Maintenance                                 21,566             0            0            0         31,929
    Depreciation, Depletion and Amortization    30,320             0            0            0              0
    Electric Regulatory Amortization           (39,841)            0            0            0              0
    Operating Taxes                             75,300           (18)          51            0          3,616
    Federal Income Taxes (Credit)               14,518        (1,568)         241           (3)        (4,639)
                                         ---------------------------------------------------------------------
    Total Operating Expenses                   327,363        36,076        4,534            4        236,795
                                         ---------------------------------------------------------------------
Operating Income                                84,120        (2,924)         445           (4)        (8,486)
                                         ---------------------------------------------------------------------
Other Income and Deductions
    Transaction related Expenses
        (Net of $99,701 Income Tax)           (190,413)         (850)       4,917            0          4,879
    Interest and Other, net                     53,518           122          229            0            377
    Minority Interest                                0             0            0            0              0
                                         ---------------------------------------------------------------------
    Total Other Income and (Deductions)       (136,895)         (728)       5,146            0          5,256
                                         ---------------------------------------------------------------------
Income (Loss) Before Interest Charges          (52,775)       (3,652)       5,591           (4)        (3,230)

Interest Charges                               115,856           332          159            0          1,292
                                         ---------------------------------------------------------------------

Net Income (Loss)                             (168,631)       (3,984)       5,432           (4)        (4,522)

Preferred Stock  Dividend Requirements          28,604             0            0            0              0
                                         ---------------------------------------------------------------------
Earnings (Loss) for Common Stock              (197,235)       (3,984)       5,432           (4)        (4,522)
                                         =====================================================================

     MarketSpan Corporation
     D/B/A KeySpan Energy
     Consolidating Income Statement
     Nine Months ended December 31, 1998
     (In Thousands of Dollars)
                                              KeySpan      KeySpan      KeySpan   The Brooklyn   KeySpan
                                             Gas East     Corporate   Generation   Union Gas     Energy
                                            Corporation  Services LLC     LLC       Company    Corporation

Revenues
     Gas Distribution                            270,026            0           0      499,538           0
     Gas Exploration & Production                      0            0           0            0           0
     Electric Service                                  0            0     178,368            0           0
     Electric Distribution                             0            0           0            0
     Other                                         1,963      136,785      11,969            0           0

                                           ----------------------------------------------------------------
     Total Revenues                              271,989      136,785     190,337      499,538           0
                                           ----------------------------------------------------------------

Operating Expenses
     Purchased Gas                               111,654            0           0      168,116           0
     Fuel and Purchased Power                          0            0           0            0           0
     Operations                                   74,247      194,413      65,760      156,844        (152)
     Maintenance                                   9,498           (5)     18,252       32,474           0
     Depreciation, Depletion and Amortization     15,887       10,550      22,915       39,090           0
     Electric Regulatory Amortization             (2,548)           0           0            0           0
     Operating Taxes                              41,637        5,280      61,460       67,462       1,237
     Federal Income Taxes (Credit)                (2,402)     (27,623)      1,450        5,498         867

                                           ----------------------------------------------------------------
     Total Operating Expenses                    247,973      182,615     169,837      469,484       1,952
                                           ----------------------------------------------------------------

Operating Income                                  24,016      (45,830)     20,500       30,054      (1,952)
                                           ----------------------------------------------------------------

Other Income and Deductions
     Transaction related Expenses
         (Net of $99,701 Income Tax)              90,934      (19,471)      2,092            0           0
     Interest and Other, net                       2,311       34,820      (1,504)     (52,566)    (48,959)
     Minority Interest                                 0            0           0            0           0

                                           ----------------------------------------------------------------
     Total Other Income and (Deductions)          93,245       15,349         588      (52,566)    (48,959)
                                           ----------------------------------------------------------------

Income (Loss) Before Interest Charges            117,261      (30,481)     21,088      (22,512)    (50,911)

Interest Charges                                  32,485        7,905      11,658       20,115           0
                                           ----------------------------------------------------------------

Net Income (Loss)                                 84,776      (38,386)      9,430      (42,627)    (50,911)

Preferred Stock  Dividend Requirements                 0            0           0            0           0
                                           ----------------------------------------------------------------

Earnings (Loss) for Common Stock                  84,776      (38,386)      9,430      (42,627)    (50,911)
                                           ================================================================

    MarketSpan Corporation
    D/B/A KeySpan Energy
    Consolidating Income Statement
    Nine Months ended December 31, 1998
    (In Thousands of Dollars)
                                                                      KeySpan       KeySpan
                                         The Houston      GEI          Energy       Energy       Northeast
                                         Expoloration Development   Development    Marketing   Transmission
                                           Company      Company       Comapny        Group        Company
Revenues
    Gas Distribution                               0              0            0             0             0
    Gas Exploration & Production              70,812              0            0             0             0
    Electric Service                               0              0            0             0             0
    Electric Distribution                          0              0            0             0             0
    Other                                          0              0          117        61,248             0

                                         --------------------------------------------------------------------
    Total Revenues                            70,812              0          117        61,248             0
                                         --------------------------------------------------------------------

Operating Expenses
    Purchased Gas                                  0              0            0             0
    Fuel and Purchased Power                       0              0            0             0             0
    Operations                                15,880              0        3,750        66,539             0
    Maintenance                                    0              0            0             0
    Depreciation, Depletion and Amortization 177,113              0          253           997
    Electric Regulatory Amortization               0              0            0             0             0
    Operating Taxes                              373              0            1           660
    Federal Income Taxes (Credit)            (44,642)             0       (1,306)       (2,136)            0

                                         --------------------------------------------------------------------
    Total Operating Expenses                 148,724              0        2,698        66,060             0
                                         --------------------------------------------------------------------

Operating Income                             (77,912)             0       (2,581)       (4,812)            0
                                         --------------------------------------------------------------------

Other Income and Deductions
    Transaction related Expenses
        (Net of $99,701 Income Tax)                0              0            0             0             0
    Interest and Other, net                      650         (5,217)        (184)          811         3,601
    Minority Interest                              0              0            0             0             0

                                         --------------------------------------------------------------------
    Total Other Income and (Deductions)          650         (5,217)        (184)          811         3,601
                                         --------------------------------------------------------------------

Income (Loss) Before Interest Charges        (77,262)        (5,217)      (2,765)       (4,001)        3,601

Interest Charges                               3,873              0            0             0             0
                                         --------------------------------------------------------------------

Net Income (Loss)                            (81,135)        (5,217)      (2,765)       (4,001)        3,601

Preferred Stock  Dividend Requirements             0              0            0             0             0
                                         --------------------------------------------------------------------
Earnings (Loss) for Common Stock             (81,135)        (5,217)      (2,765)       (4,001)        3,601
                                         ====================================================================

     MarketSpan Corporation
     D/B/A KeySpan Energy
     Consolidating Income Statement
     Nine Months ended December 31, 1998
     (In Thousands of Dollars)
                                              KeySpan      KeySpan      KeySpan
                                              Energy       Natural     Nportheast  Reclassifications
                                            Supply LLC    Fuels LLC   Ventures LLC  & Eliminations   Consolidated
Revenues
     Gas Distribution                                  0            0            0                         849,543
     Gas Exploration & Production                      0            0            0                          70,812
     Electric Service                                  0            0            0                         408,305
     Electric Distribution                             0            0            0                         330,011
     Other                                           244            0        1,265         (188,406)        63,181

                                           ------------------------------------------------------------------------
     Total Revenues                                  244            0        1,265         (188,406)     1,721,852
                                           ------------------------------------------------------------------------

Operating Expenses
     Purchased Gas                                                               0                         318,703
     Fuel and Purchased Power                          0            0            0                          91,762
     Operations                                      428            0          434         (185,791)       734,957
     Maintenance                                       0            0            0                         113,714
     Depreciation, Depletion and Amortization          0            0          122           (2,384)       294,863
     Electric Regulatory Amortization                  0            0            0            2,384        (40,005)
     Operating Taxes                                   0            0           60                5        257,124
     Federal Income Taxes (Credit)                   (54)           0          215             (922)       (62,506)

                                           ------------------------------------------------------------------------
     Total Operating Expenses                        374            0          831         (186,708)     1,708,612
                                           ------------------------------------------------------------------------

Operating Income                                    (130)           0          434           (1,698)        13,240
                                           ------------------------------------------------------------------------

Other Income and Deductions
     Transaction related Expenses
         (Net of $99,701 Income Tax)                   0            0            0                        (107,912)
     Interest and Other, net                          31          194           16           49,064         37,314
     Minority Interest                                 0            0          (63)          29,204         29,141

                                           ------------------------------------------------------------------------
     Total Other Income and (Deductions)              31          194          (47)          78,268        (41,457)
                                           ------------------------------------------------------------------------

Income (Loss) Before Interest Charges                (99)         194          387           76,570        (28,217)

Interest Charges                                       0            0            0          (54,960)       138,715
                                           ------------------------------------------------------------------------

Net Income (Loss)                                    (99)         194          387          131,530       (166,932)

Preferred Stock  Dividend Requirements                 0            0            0                          28,604
                                           ----------------------------------------                 ---------------
Earnings (Loss) for Common Stock                     (99)         194          387          131,530       (195,536)
                                           ========================================================================

                                       24

MarketSpan Corporation
D/B/A KeySpan Energy
Consolidating Earnings Reinvestment Statement
Nine Months ended December 31, 1998
(In Thousands of Dollars)
                                                                          KeySpan
                                                            KeySpan        Energy      Marketspan      KeySpan
                                              Marketspan    Utility       Trading        Finance        Energy
                                             Corporation  Services LLC  Services LLC   Corporation   Services LLC


Earnings Reinvested at Beginning of Period        956,092            0              0             0              0

Net Income ( Loss)                               (168,631)      (3,984)         5,432            (4)        (4,522)

                                             ----------------------------------------------------------------------
                                                  787,461       (3,984)         5,432            (4)        (4,522)

Dividends Declared on Common Stock               (214,012)           0              0             0              0

Dividends Declared on Preferred Stock             (28,604)           0              0             0              0

Other, Includes Redemption of Preferred Stock     (66,142)          (1)             0            (1)          (142)

                                             ======================================================================
Earnings Reinvested at End of Period              478,703       (3,985)         5,432            (5)        (4,664)
                                             ======================================================================

MarketSpan Corporation
D/B/A KeySpan Energy
Consolidating Earnings Reinvestment Statement
Nine Months ended December 31, 1998
(In Thousands of Dollars)


                                               KeySpan      KeySpan      KeySpan   The Brooklyn     KeySpan
                                               Gas East    Corporate   Generation    Union Gas      Energy
                                             Corporation  Services LLC     LLC        Company     Corporation


Earnings Reinvested at Beginning of Period              0            0           0       526,884       471,733

Net Income ( Loss)                                 84,776      (38,386)      9,430       (42,627)      (50,911)

                                             ------------------------------------------------------------------
                                                   84,776      (38,386)      9,430       484,257       420,822

Dividends Declared on Common Stock                      0            0           0             0             0

Dividends Declared on Preferred Stock                   0            0           0             0             0

Other, Includes Redemption of Preferred Stock      (1,534)      (4,540)       (562)           (7)          (50)

                                             ==================================================================
Earnings Reinvested at End of Period               83,242      (42,926)      8,868       484,250       420,772
                                             ==================================================================


MarketSpan Corporation
D/B/A KeySpan Energy
Consolidating Earnings Reinvestment Statement
Nine Months ended December 31, 1998
(In Thousands of Dollars)

                                                                           KeySpan      KeySpan
                                             The Houston       GEI          Energy       Energy     Northeast
                                             Expoloration  Development   Development   Marketing   Transmission
                                               Company       Company       Comapny       Group       Company


Earnings Reinvested at Beginning of Period         42,497        (10,617)       8,821       (9,886)       3,459

Net Income ( Loss)                                (81,135)        (5,217)      (2,765)      (4,001)       3,601

                                             -------------------------------------------------------------------
                                                  (38,638)       (15,834)       6,056      (13,887)       7,060

Dividends Declared on Common Stock                      0              0            0            0            0

Dividends Declared on Preferred Stock                   0              0            0            0            0

Other, Includes Redemption of Preferred Stock          (1)           151            1          (29)           0

                                             ===================================================================
Earnings Reinvested at End of Period              (38,639)       (15,683)       6,057      (13,916)       7,060
                                             ===================================================================

MarketSpan Corporation
D/B/A KeySpan Energy
Consolidating Earnings Reinvestment Statement
Nine Months ended December 31, 1998
(In Thousands of Dollars)


                                               KeySpan      KeySpan       KeySpan
                                                Energy      Natural      Nportheast   Reclassifications
                                              Supply LLC   Fuels LLC    Ventures LLC   & Eliminations   Consolidated


Earnings Reinvested at Beginning of Period            (21)         400            234       (1,033,504)       956,092

Net Income ( Loss)                                    (99)         194            387          131,530       (166,932)

                                             -------------------------------------------------------------------------
                                                     (120)         594            621         (901,974)       789,160

Dividends Declared on Common Stock                      0            0              0                0       (214,012)

Dividends Declared on Preferred Stock                   0            0              0                0        (28,604)

Other, Includes Redemption of Preferred Stock           0            0             (1)             502        (72,356)

                                             =========================================================================
Earnings Reinvested at End of Period                 (120)         594            620         (901,472)       474,188
                                             =========================================================================

                                       26

                             MarketSpan Corporation
                       Notes to the Consolidating Financial Statements


The financial statements of KeySpan Energy Development Corporation include the assets, liabilities, results of operations and changes in reinvested earnings of the following companies:

        KeySpan International Corporation KeySpan CI Ltd.
               Phoenix Natural Gas Limited
               Premier Transco Limited
             KeySpan CI II Ltd.
               Grupo KeySpan S. de R.L. de C.V.
                    FINSA Energeticos, S. de R.L.  de C.V.
        GEI Timna, Inc.
        GEI International Consultants, Inc.
        GEI Power Plant Management Inc.
        Honeoye Storage Corporation
        Arlington Associates Limited Partnership
        KeySpan Energy Canada Ltd.
        KeySpan Midstream, LLC
             KeySpan CI Midstream Ltd.
               KeySpan Energy Development Corporation (Nova Scotia)
                     Gulf Midstream Services Facilities Ltd.
                     Gulf Midstream Services Ltd.

The financial statements of KeySpan Energy Marketing Group include the assets, liabilities, results of operations and changes in reinvested earnings of the following companies:

        KeySpan Energy Management, Inc.
             KeySpan Engineering Associates Inc.
             R. D. Mortman, LLC
        KeySpan Energy Solutions, LLC
        KeySpan Energy Services, Inc.
        Fritze KeySpan, LLC

The financial statements of KeySpan North East Ventures, Inc. include the assets, liabilities, results of operations and changes in reinvested earnings of Northeast Gas Markets, LLC.

The financial statements of The Houston Exploration Company include the assets, liabilities, results of operations and changes in reinvested earnings of Seneca-Upshur Petroleum, Inc.
and THEC Holdings Corp.

The financial statements of North East Transmission Company, Inc. includes the equity investment in Iroquois Gas Transmission System, L.P.

The financial statements of KeySpan Generation, LLC includes the equity investment in Marques Development Corp.

The financial statements of KeySpan Gas East Corporation, d/b/a Brooklyn Union of Long Island includes the equity investment in LILCO Energy Systems, Inc.

EXHIBIT B.  Financial Data Schedule

      If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                  Item No.          Caption Heading

                       1            Total Assets
                       2            Total Operating Revenues
                       3            Net Income


                         SEE EXHIBIT 27 ANNEXED HERETO

                                  EXHIBIT C

      An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.




                                 KEYSPAN ENERGY
                                 APRIL 16, 1999

                             ----------------------
                             MarketSpan Corporation
                                     d/b/a
                                 KeySpan Energy
                             ----------------------
                                       |
                             ----------------------
                                 KeySpan Energy
                                   Corporation
                             ----------------------
                                       |
                             ----------------------
                                 KeySpan Energy
                                   Development
                                   Corporation
                             ----------------------
                                       |

                        ---------------------------------
                        KeySpan International Corporation
                        ---------------------------------
                                        |
        -------------------------------------------------------------------
                  |                                              |
            ------------------                        ---------------------
            KeySpan, C.I., LTD                        KeySpan, C.I. II, LTD
            ------------------                        ---------------------

                  |                                               |
------------------------------------           ---------------------------------
|                                   |          Grupo KeySpan, S. de R.L. de C.V.
-------------------   -----------------------         (99.9 Own)
Phoenix               Premier Transco Limited  --------------------------------
Natural Gas Limited   (50% Interest)                              |
(24.5% Interest)                                      -----------------------
------------------    -----------------------         FINSA Energeticos,
                                                      S. de R.L. de C.V.
                                                      (50% Interest)
                                                      -----------------------

      The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of April, 1999.


                             MARKETSPAN CORPORATION
                              d/b/a KEYSPAN ENERGY
                                (Name of Claimant)



                          By   /s/ Ronald S. Jendras
                          --------------------------
                                Ronald S. Jendras
                          Vice President, Controller &
                            Chief Accounting Officer



[Corporate Seal of MarketSpan Corporation d/b/a KeySpan Energy Appears Here]






CORPORATE SEAL

                                    Attest
                              /s/ Robert R. Wieczorek
                              -----------------------
                               Robert R. Wieczorek
                           Vice President, Secretary &
                                    Treasurer

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of April, 1999.


                            KEYSPAN ENERGY CORPORATION
                              (Name of Claimant)



                         By  /s/ Ronald S. Jendras
                         ------------------------------------
                              Ronald S. Jendras
                          Vice President, Controller &
                            Chief Accounting Officer




[Corporate Seal of KeySpan Energy Corporation Appears Here]






CORPORATE SEAL

                                    Attest
                              /s/ Robert R. Wieczorek
                              -----------------------
                               Robert R. Wieczorek
                           Vice President, Secretary &
                                    Treasurer



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


      Robert R. Wieczorek           Vice President, Secretary & Treasurer
      --------------------          --------------------------------------
            (Name)                        (Title)


                  One MetroTech Center, Brooklyn, New York  11201
                  -----------------------------------------------
                                    (Address)